FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                              For News Releases of:

                               February  3, 2003;
                               January  27, 2003;
                               January  23, 2003


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)

                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
           Announces $40 Million Expansion of Manufacturing Facilities

VANCOUVER, CANADA -- February 3, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced plans to further expand its manufacturing facilities to meet the increased demand for high-end electronics products by its customers. The projected cost for the new facilities is estimated at $40 Million. The planned new facilities, adjacent to Nam Tai's main manufacturing campus in Shenzhen, PRC, will add approximately 250,000 square feet to its existing manufacturing facilities with a planned completion date before the end of September, 2004. The new production lines will mainly focus on components for mobile phones including LCD modules and RF modules, and box build manufacturing of mobile phones.

"Upon completion of the construction, we believe the new manufacturing facilities will provide us with greater flexibility in responding to worldwide growing demands from our customers," said Mr. Tadao Murakami, Chairman of Nam Tai. "We are encouraged by our orders on hand, which represent the recognition and satisfaction of our production capabilities by our customers. The Company will continue to provide high quality products and services for customers. Additionally, Nam Tai will further expand its lines of business by exploring new markets and business opportunities."

Fourth Quarter Results and Analyst Conference Call

Nam Tai will release its unaudited fourth quarter results for the period ended December 31, 2002 and its planned decision for the 2003 dividend amount at the close of the market on Friday, February 14, 2003. The Company will hold a conference call on Tuesday, February 18, 2002 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, February 14, 2003.

About Nam Tai

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules, wireless communication terminals and their modules, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available at www.namtai.com.Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology
(SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the estimated cost and completion date of September 2004 for the planned manufacturing facilities are a forward looking statements that are each subject to many uncertain factors delays due to shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, flood, delays in obtaining or failure to obtain necessary permits from regulatory authorities, or unanticipated costs increases. Other factors that might cause differences in these and the other forward looking statements, include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
   J.I.C.'s Strategic Investment in a Multimedia Interactive Solution Leader
                      iMagic Infomedia Technology Limited

VANCOUVER, CANADA -- January 27, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA;) today announced that its major subsidiary J.I.C. Technology Company Limited ("J.I.C.") (HKSE Stock code:
987), a leading Hong Kong LCD panels manufacturer, has formed a strategic partnership with the award-winning developer and supplier of advanced public access solutions, iMagic Infomedia Technology Limited ("iMagic"), to jointly develop the public access solutions business.

iMagic Infomedia Technology Limited is the parent company of PowerPhone Network Limited. Globally recognized as a leader in its field, iMagic has extensively deployed its interactive multimedia voice and data terminals in Asia and the U.S. iMagic first received industry attention when it became the first company in the world to commercially launch a touch screen web phone in 1996. Since then, iMagic has developed numerous generations of front-end products such as the PowerPhone series and the new iMagic Kiosk, an interactive communications and transaction station. iMagic's solutions can be found in a number of international airports, convention centres, rail and subway stations, hotels, shopping malls, and other high traffic locations around the world. In addition to its success as a developer of front-end products, iMagic has also developed a highly sophisticated and powerful back-end management system, which enables operators to track usage, revenue, system status, and content delivery.

iMagic has won projects from PRC's leading enterprises, including Beijing Capinfo (a Hong Kong listed company), Beijing Telecom and Shanghai Telecom. It also provides the services to various departments of the HKSAR Government, such as Leisure & Cultural Services Department, Buildings Department, Cyberport, Hong Kong International Airport, and the Kowloon-Canton Railway Corporation. In addition, it provides products and services to major corporations such as Bank of East Asia, Motorola and Blue Cross. Blue Cross is utilizing the iMagic Kiosk to sell their PRC-related travel insurance at railway stations.

With its strategic partnership with Beijing Capinfo, iMagic has been selected as a vendor to supply interactive multimedia solutions in Beijing in preparation for the Olympic Games in 2008.

"In view of a great potential growth of the advanced public access solutions business, we believe it presents a great opportunity for J.I.C. to make this investment," commented Mr. Ivan Chui, Managing Director of J.I.C. "We are very pleased to work with such a world leader in the multimedia interactive kiosk solution industry to jointly develop public access solutions business. Leveraging on iMagic's strong PRC networks and J.I.C.'s advanced production technologies and expertise, we strongly believe that both companies are in a win-win situation to capture the enormous business opportunities in China. In the future, J.I.C. will continue to seek suitable strategic investments which benefit its shareholders."

"We are proud to have J.I.C. investing in our company and I am convinced that they will bring great value to our business," said Mr. Peter Tsang, CEO of iMagic Infomedia Technology Limited. "Further to their core electronics business, iMagic can also help expand their product line and markets in Greater China. With the respective strengths of J.I.C. and iMagic, and with our shared vision of Greater China and the global market, we shall be working hand in hand. I believe that the potential for this union can bring in enormous opportunities."

About iMagic

iMagic Infomedia Technology Limited, the parent company of PowerPhone Network Limited, is the world's leading developer and provider of public multi-media communication platforms. A convergence of voice, data, video, audio capabilities and payment technologies, iMagic's solutions are interactive communication and information platforms that provide a rich end-user experience while providing new revenue streams to service providers. iMagic is a privately owned company that is based in Hong Kong and exports its technology around the world. As the developer of the world's first commercially deployed web payphone, PowerPhone, and the highly advanced total kiosk solution, iMK, iMagic has contributed significantly to the field of public communications. The company was awarded the Financial Times Global Telecom's `Most Innovative Fixed Product of the Award, 1999-2002'. For more information about iMagic, please contact David Kim at Tel:
(852) 2169 7204 or visit their website at www.imagic.com.hk.

About Nam Tai

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules, wireless communication terminals and their modules, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                     Trades on the New York Stock Exchange

VANCOUVER, CANADA -- January 23, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA;) today announced that its shares commenced trading today on the New York Stock Exchange under the symbol "NTE".

Chairman Tadao Murakami rang the opening bell in celebration of the event and was joined at the podium by NYSE Chairman and Chief Executive Officer Richard A. Grasso, and members of the Company's board of directors.

Peter R. Kellogg, a Nam Tai director and its second largest shareholder, in a ceremony marking the first trade of Nam Tai shares on the New York Stock Exchange purchased 1,000 common shares of the Company.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules, wireless communication terminals and their modules, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available at www.namtai.com.


The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.



                              For and on behalf of
                            Nam Tai Electronics, Inc.


                                /s/ MING KOWN KOO
                             -----------------------
                                 MING KOWN KOO
                            CHIEF FINANCIAL OFFICER


Date:  February 3, 2003